SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 10)

                       Legend International Holdings, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   52467C 10 0
--------------------------------------------------------------------------------
                                 (Cusip Number)

                              Joseph Isaac Gutnick
                                Renika Pty. Ltd.
                           Level 8, 580 St. Kilda Road
                       Melbourne, Victoria 8008 Australia
                             Tel: 011-613 8532 2860

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 14, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g) check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ].

         The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 52467C 10 0


1.    Name of Reporting Person
      S.S. of I.R.S. Identification No. of Above Person

      Renika Pty. Ltd.
      I.R.S. Employer Identification No.: Not Applicable

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ] (b) [x]

3.    SEC Use Only................................................

4.    Source of Funds (see Instructions): OO

5.    Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)...........................[ ]

6.    Citizenship or Place of Organization: Australia

--------------------------------------------------------------------------------
Number of Shares
Beneficially owned by:  7.    Sole Voting Power:  None
--------------------------------------------------------------------------------
                        8. Shared Voting Power: 48,775,476
--------------------------------------------------------------------------------
                        9.    Sole Dispositive Power:  None
--------------------------------------------------------------------------------
                        10. Shared Dispositive power: 48,775,476
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 48,775,476 Shares.

12.   Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions)................................[_]

13.   Percent of Class Represented by Amount in row (11):  22%

14.   Type of Reporting Person (See Instructions):  CO

CUSIP NO. 52467C 10 0

1.    Name of Reporting Person
      S.S. of I.R.S. Identification No. of Above Person

      Joseph I. Gutnick
      I.R.S. Employer Identification No.: Not Applicable

2.    Check the Appropriate Box if a Member of a Group
      (See Instructions)

      (a)...[ ]
      (b)...[x]

3.    SEC Use Only................................................

4.    Source of Funds (see Instructions): OO

5.    Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)...........................[ ]

6.    Citizenship or Place of Organization: Australia

--------------------------------------------------------------------------------
Number of Shares
Beneficially owned by:  7.    Sole Voting Power:    1,500,000
--------------------------------------------------------------------------------
                        8. Shared Voting Power: 68,676,726
--------------------------------------------------------------------------------
                        9. Sole Dispositive Power: 1,500,000
--------------------------------------------------------------------------------
                        10. Shared Dispositive power: 68,676,726
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person: 70,176,726

12.   Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions)................................[_]

13.   Percent of Class Represented by Amount in row (11):  31.5%

14.   Type of Reporting Person (See Instructions):  IN

CUSIP NO. 52467C 10 0


1.    Name of Reporting Person
      S.S. of I.R.S. Identification No. of Above Person

      Stera M. Gutnick
      I.R.S. Employer Identification No.: Not Applicable

2.    Check the Appropriate Box if a Member of a Group
      (See Instructions)

      (a)...[ ]
      (b)...[x]

3.    SEC Use Only................................................

4.    Source of Funds (see Instructions): OO

5.    Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)...........................[ ]

6.    Citizenship or Place of Organization: Australia

--------------------------------------------------------------------------------
Number of Shares
Beneficially owned by:  7.    Sole Voting Power:  None
--------------------------------------------------------------------------------
                        8. Shared Voting Power: 68,676,726
--------------------------------------------------------------------------------
                        9.    Sole Dispositive Power:  None
--------------------------------------------------------------------------------
                        10. Shared Dispositive power: 68,676,726
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 68,676,726 Shares.

12.   Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions)................................[_]

13.   Percent of Class Represented by Amount in row (11):  31%

14.   Type of Reporting Person (See Instructions):  IN

CUSIP NO. 52467C 10 0


1.    Name of Reporting Person
      S.S. of I.R.S. Identification No. of Above Person

      Chabad House of Caulfield Pty Ltd.
      I.R.S. Employer Identification No.: Not Applicable

2.    Check the Appropriate Box if a Member of a Group
      (See Instructions)

      (a)...[ ]
      (b)...[x]

3.    SEC Use Only................................................

4.    Source of Funds (see Instructions): OO

5.    Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)...........................[ ]

6.    Citizenship or Place of Organization: Australia

--------------------------------------------------------------------------------
Number of Shares
Beneficially owned by:  7.    Sole Voting Power:  None
--------------------------------------------------------------------------------
                        8. Shared Voting Power: 19,901,250
--------------------------------------------------------------------------------
                        9.    Sole Dispositive Power:  None
--------------------------------------------------------------------------------
                        10. Shared Dispositive power: 19,901,250
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 19,901,250 Shares.

12.   Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions)................................[_]

13.   Percent of Class Represented by Amount in row (11):  9.0%

14.   Type of Reporting Person (See Instructions):  CO

Item 1.     Security and Issuer
            -------------------

      Common Stock, par value $0.001 per share of Legend International Holdings, Inc. (the "Issuer"), whose executive offices are located at Level 8, 580 St. Kilda Road, Melbourne, Victoria 8008, Australia. The per share amounts included in this Schedule 13D give effect to two 1-for-2 share dividends that the Issuer distributed to holders of record of its Common Stock as of November 17, 2006 and December 31, 2006, respectively.

Item 2.     Identity and Background
            -----------------------

            (a)-(d) The undersigned hereby file this Schedule 13D statement on behalf of:

                  (i) Renika Pty. Ltd. ("Renika") a private corporation engaged as the trustee of a private family investment trust.

                  (ii) Joseph I. Gutnick ("JG"). JG is an officer, director and stockholder of Renika and an officer and director of Chabad House (defined below). JG's principal occupation is as the Chairman of the Board, President and Chief Executive Officer of Golden River Resources Corporation. JG is also the President of the Issuer. JG is also chairman of several publicly listed Australian corporations in the mining sector.

                  (iii) Stera M. Gutnick ("SG", and together with "JG," the
            "Officers and Directors") is the wife of JG and a stockholder of Renika. JG is also a director of Chabad House.

                  (iv) Chabad House of Caulfield Pty Ltd. ("Chabad House") is a
            private corporation that is the trustee of The Heichal Menachem Community Centre Fund, a charitable organization.

            (d) None of the persons referred to in Paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) None of the persons referred to in Paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

            (f) Each of the individuals referred to in Paragraph (a) above is an Australian citizen. Renika and Chabad House are Australian corporations.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

      Not Applicable.


Item 4.     Purpose of Transaction
            ----------------------

      Effective as of July 14, 2008 the Issuer entered into a Share Options Agreement (the "Agreement") with the Indian Farmers Fertilizer Cooperative Limited ("IFFCO") under which IFFCO received options to purchase 30 million shares of Common Stock of the Company on the following terms:

      a. 5,000,000 options, at an exercise price of $2.50 per share and expiring 60 days from the closing;

      b. 8,000,000 options, at an exercise price of $3.00 per share and expiring 12 months from the closing;

      c. 8,000,000 options, at an exercise price of $3.50 per share and expiring 18 months from the closing;

      d. 9,000,000 options, at an exercise price of $4.00 per share and expiring 24 months from the closing.

      The proceeds from the exercise of the options will be utilized to fund capital expenditure related to the Issuer's phosphate project.

      At the same time, IFFCO purchased 15 million shares of Common Stock from Renika for a purchase price of $1.87 per share.

      The Share Options Agreement gives IFFCO a preemptive right to acquire its pro rata share of future issuances of Common Stock by the Company with certain exceptions.

      The Issuer agreed to increase the size of its Board of Directors from two members to six within 30 days following the closing and to appoint two nominees of IFFCO to the Issuer's Board of Directors, including the Managing Director of IFFCO, Dr. U.S.Awasthi and two additional nominees to be selected by Mr. Gutnick. The Issuer also agreed to amend its Bylaws to require that certain material actions by the Issuer shall require the unanimous approval of the Board of Directors.

      Pursuant to the Share Options Agreement, the parties agreed to enter into a long-term rock off-take agreement ("ROTA"), which shall be separately negotiated but which shall be based on the principles set forth in the Agreement.

      In connection with the sale by Renika of 15,000,000 shares of Common Stock to IFFCO, Mr. Gutnick and Renika entered into a Shareholders Agreement with IFFCO pursuant to which the parties agreed to vote their shares in favor of the election of their respective Board nominees, including four nominees selected by Mr. Gutnick and two by IFFCO, subject to adjustment, based upon their proportionate share ownership. Mr. Gutnick's nominees are subject to the approval of BMO Nesbitt Burns in accordance with that certain Agency Agreement dated as of June 3, 2008. The parties granted each other certain rights of first refusal and tag-along rights with respect to future sale of shares by each other and their respective affiliates. In addition, the parties agreed to vote by mutual agreement with respect to certain material actions requiring stockholder approval.

      The sale of shares by Renika as set forth in Item 5(c) was for investment purposes. Renika, the Officers and Directors and Chabad House may acquire additional shares of the Issuer from time to time and may dispose of any or all of the shares held by them at any time.

      Except as set forth above in this Item 4, Renika, the Officers and Directors and Chabad House do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time, from time to time, review or reconsider their position with respect to the issuer, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

            (a) and (b) The number of shares of Common Stock of the Issuer held by each person named in response to Item 2 as of the date hereof are as follows:

                           Aggregate Number             Percentage of
Name                        Of Shares Owned            Outstanding(1)
----                        ---------------            --------------

Renika (2)                   48,775,476                      22%
Officers and                 70,176,226(4)                 31.5%
Directors(2)(3)
Chabad House (3)             19,901,250                     9.0%

-------------------------
(1)   Based on 221,258,976 shares of Common Stock outstanding on July 14, 2008.

(2) Renika has the power to vote and to dispose of the shares of Common Stock owned by it. The Officers and Directors may be deemed to share beneficial ownership of the shares of Common Stock owned by Renika.

(3) Chabad House has the power to vote and to dispose of the shares of Common Stock owned by it. The Officers and Directors may be deemed to share beneficial ownership of the shares of Common Stock owned by Chabad House.

(4) Includes 1,500,000 shares of Common Stock issuable to Mr. Gutnick upon exercise of stock options at an exercise price of $1.00 per share that are exercisable commencing September 18, 2007 and September 18, 2008. Does not include (i) 750,000 shares of Common Stock issuable to Mr. Gutnick upon exercise of options (the "$1.00 Options") at an exercise price of $1.00 per share; which will vest and become exercisable on September 18, 2009; and (ii) 5,000,000 shares of Common Stock issuable to Mr. Gutnick upon exercise of options (the "$2.00 Option") at an exercise price of $2.00 per share; one-third of which will vest and become exercisable on a cumulative basis on each of February 7, 2009, February 7, 2010 and February 7, 2011.

            (c) Except as set forth below, none of the persons listed in response to Item 2 above acquired or disposed of any shares of Common Stock of the Issuer during the past 60 days that have not previously been reported on
Schedule 13D.

------------------------------------------------------------------------------
                                                    Nature of
Party            Date            No. Shares        Transaction      Price
-----            ----            ----------        -----------      -----
------------------------------------------------------------------------------
Renika         July 14, 2008     15,000,000           Sale          $1.87
------------------------------------------------------------------------------


            (d)(i) The shares of Common Stock are held by Renika as trustee of a family trust (the "Trust") for the benefit of certain members of the family of the Officers and Directors. Renika has full power to vote and dispose of the shares of Common Stock owned by it. The proceeds of any such sale may be used, in the discretion of Renika, for the benefit of the beneficiaries of the Trust.

               (ii) The shares of Common Stock are held by Chabad House as trustee of The Heichal Menachem Community Centre Fund, a charitable organization. Chabad House has full power to vote and dispose of the shares of Common Stock owned by it.

            Except as described above, no person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares.

            (e) Not applicable.

Item 6.           Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer
            ------------------------------------------------------

            Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in
Item 2 hereof, or between such persons and the other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.



Item 7.     Material to be Filed as Exhibits
            --------------------------------

   Exhibit 1 - Agreement Pursuant to Rule 13d - 1(k) (Previously filed)
   Exhibit 2 - Shareholders Agreement dated as of July 14, 2008
   (Incorporated by reference to the Issuer's Current Report on Form 8-K filed on July 16, 2008).

                                   SIGNATURES
                                   ----------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    RENIKA PTY. LTD.


                                    By  /s/ Joseph I. Gutnick
                                        ---------------------
                                             Director
Dated:  July 14, 2008


                                        /s/ Joseph I. Gutnick
                                        ---------------------
                                          Joseph I. Gutnick

                                        /s/  Stera M. Gutnick
                                        ----------------------
                                          Stera M. Gutnick


                                    CHABAD HOUSE OF CAULFIELD PTY. LTD.


                                    By  /s/ Joseph I. Gutnick
                                        ---------------------
                                           Director